Exhibit 99.2

THE9 LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: NCTY)

NOTICE OF ANNUAL GENERAL MEETING

To be held on December 22, 2023

(or any adjournment(s) or postponement(s) thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (the “AGM”) of The9 Limited (the “Company”) will be held at BNY Mellon Office, Room No. 2602, 26/F Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong, at 2 p.m., Hong Kong time, on December 22, 2023, or any adjournment(s) or postponement(s) thereof.

No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders of record and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on December 8, 2023 as the record date (the “Record Date”) for determining the holders of the Company’s ordinary shares that are entitled to receive notice of, and to attend, the AGM or any adjournment(s) or postponement(s) thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date (Hong Kong time) are entitled to receive notice of, and to attend, the AGM or any adjournment or postponement thereof. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and holders of the Company’s ADSs may obtain a copy of the Company’s notice of Annual General Meeting and its 2022 Annual Report on Form 20-F, free of charge, from the Company’s website at http://www.the9.com/. If you would like to obtain a hardcopy of the Company’s notice of Annual General Meeting and/or its 2022 Annual Report on Form 20-F, please send an email to ir@corp.the9.com or write to:

The9 Limited

17 Floor, No. 130, Wu Song Road,

Hong Kou District,

Shanghai 200080, PRC

Attention: Investor Relations

By Order of the Board of Directors,
The9 Limited

/s/ Jun Zhu
Jun Zhu
Shanghai, November 17, 2023	Chairman and Chief Executive Officer

Executive Office:	Registered Office:
Floor 17,	COLLAS CRILL CORPORATE SERVICES LIMITED
No. 130, Wu Song Road	P. O. Box 709
Hong Kou District,	Floor 2, Willow House,
Shanghai 200080	Cricket Square
Grand Cayman,
KY1-1107
Cayman Islands